Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: April 23, 2015

ROUGHLY EDITED COPY

Nasdaq

ARRIS Webcast Replay

Transcript

April 23, 2015

CART/CAPTIONING PROVIDED BY:

ALTERNATIVE COMMUNICATION SERVICES, LLC

PO BOX 278

LOMBARD, IL 60148

>>Ready to go? Good morning. And good afternoon, depending on where you are in the world. Maybe even good evening. So....it takes a strong company to be able to put together a deal like we announced last night. And....I want to thank each and every one of you for helping to make ARRIS such a strong company that we were able to do what we did, that we announced last night or what we’re about to do, because this is by no means done yet, we still have a lot of work to do to pass through shareholder approvals, as well as regulatory, but it does take a strong foundation on which to build. And you’ve certainly accomplished that, so I thank you for that, before we start. But now that we are starting and some of you are shareholders of the company, I hope many of you are shareholders of the company, would be happy this morning. That, that this is a safe harbor statement. It’s, it’s one that we always use when we’re speaking publically to inform shareholders that we may say something that doesn’t turn out to be what happens, you know, we often give forecasts, we often give opinions, and that’s exactly what they are. They’re forecasts and opinions. So, if you don’t have anything to do, go ahead and read that.

So, the announcement of ARRIS and Pace. This is a combination that enhances shareholder value. Obviously the shareholders out there this morning believe that, the reaction has been just tremendous. The combination is, is all about growing in scale and it, it significantly increases our presence in the international market, which is something that you’ve heard me talk about and the other leaders in the business talk about, is one of our strategic imperatives, to grow outside the U.S.

It also provides a large entry point into the satellite side of the business. As you know, ARRIS currently serves the Telco markets and the cable markets, but we’re not a player in satellite with the exception of some business that we do in Canada. So, this gives us a big opportunity to fill what was a gap in our product line and compete worldwide in the satellite area. It also gives us a broader portfolio of products to take to the market in a number of areas. Not just in the set top area, but in DSL, in the access and transport area, in the software and cloud business that we’ve been growing, as well as in professional services. So there’s synergy across the entire product line and also the additional scale gives us the ability to invest more, we’ll be able to invest more in R&D, than either of the two companies was doing individually and we’ll be able to invest more in marketing and sales and other things that will allow us to grow.

The company will be around $8 billion of revenue, we’ll have about 8500 employees, would add about 2,000 to what we have in the company right now. About 6500 people. And....importantly, right out of the chute, it’s going to be accretive, meaning that the earnings per share effect of this transaction is a positive one.

So, this sets us up for next stage of growth. We’ll be entering into the satellite segment with Pace’s innovation and talent. We’ll broaden our product portfolio as I said on the previous slide. Pace has a large presence in Latin America, particularly in Brazil, where we’re very interested in expanding our business. Our Latin America business, as you know, has been growing at a very healthy pace and it’s one of the things that we’ve been focusing on, to grow even more. And this will give us a boost to that growth. We’ll be able to be more responsive to our customers, be able to react more quickly, we’ll have more solutions to provide our customers, so we don’t have to try to steer them in a direction they may not want to go. We’ll be able to have a broader portfolio to offer them what they, they need to grow their business. And I think we’ll be the leader in innovation and the industry and we’ll keep pace with some of these operator consolidations that are going on, which make the customer base shrink from the number of customers out there and they become larger and larger and more and more demanding and so, what they want are larger scale vendors to deal with.

This next chart is a little bit redundant about the customer base diversification and geographic presence, but it’s an important element of what we’re doing. It gives us the, the scaled entry into satellite business, Pace is a big provider of boxes into DirecTV for example. And as you know, AT&T buying DirecTV is an upcoming transaction and we want to be part of that. We, we’ll be able to achieve more economies of scale. So Jim Brennan and the supply chain organization are thinking ahead to what this increased scale might be able to mean to us in terms of continuing to reduce costs and of course, there are great financial benefits.

Pace did about $2.6 billion of sales last year. They do business as we do, in about 200 countries, most of those served through channels. But they have customers in 50 countries. I said 200 customers in 50 countries, I think. About 38% of their revenues are non-North America. And if you kind of carve Canada out of that, about 41% of their revenues are non-U.S. And they have about 2,000 employees. Their headquarters is in Saltaire in Yorkshire, England. They have a fairly significant patent portfolio that we’ll add to ours. That’ll be a pretty strong part of the business.

I’d like to ask Dave to talk a little bit about the structure of the deal.

>>Sure, good morning, everybody. Let me first of all liken what Bob said. The foundation you built for us let’s us do these things. The amount of cash we had and depth we had, we were able after the Motorola acquisition to pay the debt down, get us to the leverage and have access cash in our balance sheet to go off and do things like this. It is what you folks have done. You did what you said you would do, so give yourselves a round of applause.

[applause]

>>And if you heard me talk last night, the other cool thing, when we finish this deal, we’ll have capital structure, which is very similar to what we started with when we went into it, our leverage ratio, again, will not be that high. We’ll have cash that we can continue to grow organically and inorganically. We’re in a really good spot as a company. For me, it’s a lot of fun, as you know.

So post-close. We’ll have a company incorporated in the U.K. and this company is basically going to be a holding company above the companies that ARRIS and Pace have. So....it’ll be listed on the Nasdaq, continues to be a U.S.-listed company. Bob and myself and others will continue to be the CEO and CFO. You’ll have to put up with us for a little bit longer, I’m afraid and all the operational management of the company will remain in the United States. There’s some advantages for us doing it this way and particularly in the tax world, we’ll be able to avail of ourselves of some good tax regimes out there, but in essence, though, really nothing is different. The board is the same, the CEO is the same, CFO is the same and will continue to operate the business from the states. More to come on what that actually means, but you know, you’ll probably see some press around that, kind of business as usual is how I’d look at it.

>> Thanks, Dave. Thank you very much. So, just a couple charts to describe the, the Pace product line. You’ve seen this part many times, over and over. Our two segments with network and cloud, as well as customer prem and the focus of our sub-business units. This is a chart out of a Pace investor presentation describing their business. The lines may not or the boxes may not be drawn the same, but there’s a lot of similarity. They have the service delivery and content protection vertical they talk about. They have software platforms that we don’t hear that much about. But when we look at the potential synergy of putting together what we’ve done in the cloud area with what Bruce announced last week with AVN, active video networks and what Pace has got going in the software area, we’re beginning to put together a pretty nice critical mass of cloud-based software services and, and that’s an exciting part of this.

They also have a customer care unit that actually does customer service rep activity for AT&T, I believe. And, they’re also in the optical transport business, so, it’s very complementary to what we’re doing with what we call access in transport. They made an acquisition two or three years ago of a company, actually less, about two years ago, of Aurora Networks who are one of the leaders in the area of access and transport. So that’s pretty exciting too and then of course, on the right-hand side, as you look at this chart, you can see the gateways and media servers and set top boxes that actually comprise the bulk of their revenues.

So, what’s next? So, now we’re filing documents like crazy. I’m not sure you’ve all met Patrick Macken, but Patrick, please stand up so people know what you look like. Patrick has been working furiously, not only to get this deal to this point, but to take it to the next stage which is to file the documents that need to be filed with the SEC, with the Federal Trade Commission as we move forward, the shareholder approval, as well as regulatory approvals. So we’re very active in that. We think we can get this done this year, should be able to get it done this year. I think the long, you know, the long pull and the temp are also government-related things we have to do with the SEC, as well as with the DOJ.

Until that closes, we’re still two companies, this is probably the most important point for you. We’re still two companies, we still compete with one another, we don’t share information that might be of a proprietary or confidential nature and so, it’s really business as usual. Going out there, and winning in the marketplace. So....that’s to be emphasized.

So, as we go forward, remain focused on continuing to do what we do and execute on our plans. We have a challenge out there this year, as you all know, we’re out there trying to do even better than we did in the fabulous 2014 that we had. We’ve gotta meet our commitments. This is not, it’s never a good time and certainly this is not a good time for us to stumble. So, stay focused and, and certainly manage your costs in the business.

And don’t get into discussions with folks about what does this mean and what is it going to do. Don’t engage with people at Pace on, in business discussions. This is particularly important to those of you that are in the sales force that are, that run into these people in the lobbies at our customer locations day in and day out. And when you’re speaking with customers, don’t apy on what is going to come. It’s just not useful to do that at this point in time. Watch what you put in your e-mails, really, just stay away from that, please.

If you have someone that wants information about this, from outside the company, you can refer them, or public relations types of things to Jeanne Russo. She’s our head of global communications and for any Investor Relations topics, Bob Puccini, oh he is here. That’s Bob Puccini. He’d be the contact for Investor Relations. If you haven’t been told you’re one of the people that is authorized to speak to the public about this, don’t do it, please. And with that, I think we’ll stop. This is unusual because we’re not going to do Q&A today. We just wanted to get in front of the, the employees of the company and talk about the virtues of what we’re doing and, and really most of all, to thank you for, for getting us to this point. So, with that, we will adjourn.

[applause]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This document may contain forward-looking statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to Pace or ARRIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of the document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of ARRIS shares and on ARRIS’s or Pace’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of ARRIS shares or Pace shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the combination, possible litigation relating to the combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws or their interpretation or application, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties. Additional information regarding these and other factors can be found in ARRIS’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement could cause ARRIS’s plans with respect to Pace, ARRIS’s or Pace’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. ARRIS and Pace expressly disclaim any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information Regarding the Transaction Will Be Filed With The SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, or at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Responsibility

The directors of ARRIS accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything.